                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 12)

                                 NEUROCHEM INC.
                                (NAME OF COMPANY)

                           COMMON SHARES, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    64125K101
                                 (CUSIP NUMBER)

                              DR. FRANCESCO BELLINI
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                 NEUROCHEM INC.
                            275 ARMAND FRAPPIER BLVD.
                          LAVAL, QUEBEC H7V 4A7, CANADA
                                 (450) 680-4500
           (PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 AUGUST 22, 2006
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP NO. 64125K101 13D           SCHEDULE 13D                PAGE 2 OF 27 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     P. P. LUXCO HOLDINGS II S.A.R.L.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     LUXEMBOURG
--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER

                     0
                ----------------------------------------------------------------
                8.   SHARED VOTING POWER
  NUMBER OF
    SHARES           11,068,368
 BENEFICIALLY   ----------------------------------------------------------------
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH:        0
                ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER

                     11,068,368
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,068,368
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

CUSIP NO. 64125K101 13D           SCHEDULE 13D                PAGE 3 OF 27 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     PICCHIO PHARMA INC.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)

     BK
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CANADA
--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER

                     0
                ----------------------------------------------------------------
                8.   SHARED VOTING POWER
  NUMBER OF
    SHARES           11,178,268
 BENEFICIALLY   ----------------------------------------------------------------
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH:        0
                ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER

                     11,178,268
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,178,268
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.9%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     HC, CO
--------------------------------------------------------------------------------

CUSIP NO. 64125K101 13D           SCHEDULE 13D                PAGE 4 OF 27 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     FMRC FAMILY TRUST
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     ALBERTA
--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER

                     0
                ----------------------------------------------------------------
                8.   SHARED VOTING POWER
  NUMBER OF
    SHARES           11,428,268
 BENEFICIALLY   ----------------------------------------------------------------
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH:        0
                ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER

                     11,428,268
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,428,268
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

CUSIP NO. 64125K101 13D           SCHEDULE 13D                PAGE 5 OF 27 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JOHN W. CHURCHILL
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CANADA
--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER

                     0
                ----------------------------------------------------------------
                8.   SHARED VOTING POWER
  NUMBER OF
    SHARES           11,428,268
 BENEFICIALLY   ----------------------------------------------------------------
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH:        0
                ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER

                     11,428,268
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,428,268
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP NO. 64125K101 13D           SCHEDULE 13D                PAGE 6 OF 27 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     VERNON H. STRANG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CANADA
--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER

                     0
                ----------------------------------------------------------------
                8.   SHARED VOTING POWER
  NUMBER OF
    SHARES           11,428,268
 BENEFICIALLY   ----------------------------------------------------------------
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH:        0
                ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER

                     11,428,268
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,428,268
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP NO. 64125K101 13D           SCHEDULE 13D                PAGE 7 OF 27 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     POWER TECHNOLOGY INVESTMENT CORPORATION
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CANADA
--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER

                     1,166,666
                ----------------------------------------------------------------
                8.   SHARED VOTING POWER
  NUMBER OF
    SHARES           11,178,268
 BENEFICIALLY   ----------------------------------------------------------------
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH:        1,166,666
                ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER

                     11,178,268
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,344,934
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.9%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     HC, CO
--------------------------------------------------------------------------------

CUSIP NO. 64125K101 13D           SCHEDULE 13D                PAGE 8 OF 27 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     DR. FRANCESCO BELLINI
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CANADA
--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER

                     685,832(1)
                ----------------------------------------------------------------
                8.   SHARED VOTING POWER
  NUMBER OF
    SHARES           0
 BENEFICIALLY   ----------------------------------------------------------------
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH:        685,832(1)
                ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     735,932(2)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

----------
(1) Includes 379,166 common shares issuable under currently exercisable options and 140,000 common shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained.

(2) Includes 379,166 common shares issuable under currently exercisable options, 140,000 common shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained, and 50,100 common shares held of record by Dr. Bellini's wife and which he may be deemed to beneficially own.

CUSIP NO. 64125K101 13D           SCHEDULE 13D                PAGE 9 OF 27 PAGES


This Amendment No. 12 amends the Schedule 13D filed on October 3, 2003, as amended (the "Statement"), and is filed by (i) P.P. Luxco Holdings II S.A.R.L.,(ii) Picchio Pharma, Inc., (iii) FMRC Family Trust, (iv) John W. Churchill, (v) Vernon H. Strang, (vi) Power Technology Investment Corporation and (vii) Dr. Francesco Bellini, relating to the common stock, no par value, of Neurochem Inc. (the "Neurochem Shares"), a corporation organized under the Canada Business Corporation Act. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended hereby, all information previously filed remains in effect.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended by adding the following at the end thereof:

The second paragraph under Item 4 in this Amendment is incorporated by reference in this Item 3.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding the following at the end thereof:

In a series of open market transactions beginning August 17, 2006 and ending August 21, 2006, Picchio used an aggregate of C$1,643,122.00 of funds borrowed under the Credit Agreement to make open market purchases of an aggregate of 109,900 Neurochem Shares. The purpose of such purchases was to increase Picchio's direct and indirect percentage ownership of the Company.

Subject to market and general economic conditions, the business affairs and financial condition of the Company, the market price of the Neurochem Shares and other factors deemed relevant by Picchio, Picchio intends from time to time to purchase up to an aggregate of 190,100 additional Neurochem Shares. However, no definitive decision has been made with respect to the timing, amount or source of funds for any such purchases.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

The second paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

The Filing Persons beneficially own, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, the number of Neurochem Shares as follows:

(i) Luxco owns of record 11,068,368 Neurochem Shares (or 28.6% of the outstanding Neurochem Shares);

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 10 OF 27 PAGES


(ii) Picchio, by virtue of its ownership of all of the issued and outstanding voting equity securities of Luxco, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco. In addition, Picchio owns, beneficially and of record, 109,900 Neurochem Shares. As a result of these holdings, Picchio beneficially owns 28.9% of the outstanding Neurochem Shares;

(iii) FMRC, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by each of Picchio and Luxco. FMRC also directly owns, beneficially and of record, 250,000 Neurochem Shares. As a result of these holdings, FMRC beneficially owns 29.6% of the outstanding Neurochem Shares;

(iv) Power Tech, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by each of Picchio and Luxco. Power Tech also directly owns, beneficially and of record, 1,166,666 Neurochem Shares. As a result of these holdings, Power Tech beneficially owns 31.9% of the outstanding Neurochem Shares;

(v) Messrs. Churchill and Strang, solely by virtue of their status as trustees of FMRC, may be deemed to share beneficial ownership of the Neurochem Shares held by each of Picchio and Luxco and the shares held directly by FMRC, resulting in each of them beneficially owning 29.6% of the outstanding Neurochem Shares; and

(vi) Dr. Bellini has beneficial ownership of 735,932 Neurochem Shares (or 1.9% of the outstanding Neurochem Shares), of which (i) 379,166 are issuable under options that are currently exercisable or exercisable within 60 days; (ii) 140,000 are issuable immediately or within 60 days in consideration of Dr. Bellini's services and the accomplishment of certain performance targets pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained; and (iii) 50,100 are held of record by his wife and which he may be deemed to beneficially own.

The third paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

Certain directors and executive officers of Power Corp. or Power Tech, or their spouses, own Neurochem Shares as follows (number of Neurochem Shares in parentheses): (i) Peter Kruyt (104,700), of which 36,700 are subject to options which are currently exercisable or exercisable within 60 days; (ii) John Bernbach (20,400); (iii) Andre Desmarais (160,000), 10,000 of which are held of record by his wife and which he may be deemed to beneficially own, and 100,000 of which are held of record by a holding company he controls and which he may be deemed to beneficially own; (iv) Paul Desmarais Jr. (1,500), which he may be deemed to beneficially own and which are held of record by his wife; and (v) Arnaud Vial (60,000), which he may be deemed to beneficially own and which are held of record by his wife. Messrs. Peter Kruyt and Andre Desmarais are also, respectively, Director and Deputy-Chairman and Director of Picchio. In addition, Mr. John A. Rae, a director and executive vice president of Power Corp., is the Chair

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 11 OF 27 PAGES


of the Board of Trustees of Queen's University at Kingston, Ontario, which owns 84,058 Neurochem Shares. Mr. John A. Rae disclaims beneficial ownership of those shares.

The fourth paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

Certain directors and executive officers of Picchio, their spouses or entities controlled by them, own Neurochem Shares as follows (number of Neurochem Shares in parentheses): (i) Charles Cavell (10,000); (ii) Pierre Larochelle (19,500), which he owns with his wife; (iii) Dr. Gervais Dionne (40,000); (iv) Roberto Bellini (53,700); and (v) Luc Jobin (2,000).

The sixth paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

Mutual funds which are managed or distributed indirectly by IGM Financial Inc., 55.9% of the common stock of which is owned directly by Power Financial Corporation and 3.5% of which is owned by Great-West Lifeco Inc., and segregated or other managed funds or index accounts of insurance subsidiaries of Great-West Lifeco Inc., 70.6% of the common stock of which is owned directly by Power Financial Corporation and 4.2% of which is owned by IGM Financial Inc., in the ordinary course of their investment management businesses, subject to applicable law, may hold and trade in Neurochem Shares. Power Corp., a corporation of which Mr. Paul G. Desmarais controls 63.1% of the voting power, owns 66.4% of the common stock of Power Financial Corporation. Neither Power Corp., nor Power Financial Corporation, or any of their officers, directors or employees, are involved in the exercise of the voting and investment powers with respect to securities of the Company for those funds or accounts, and, accordingly, the securities positions of those funds or accounts in the Company, if any, are not included. An insurance subsidiary of Great-West Lifeco owns 553 Neurochem Shares in its general account.

Subsection (c) is amended to add the following at the end thereof:

     Picchio used an aggregate of C$1,643,122.00 of funds borrowed under the Credit Agreement to make open market purchases of an aggregate of 109,900 Neurochem Shares as follows: (i) on August 17, 2006 Picchio purchased 1,200 Neurochem Shares at a price per share of C$14.00, (ii) on August 18, 2006 Picchio purchased 98,700 Neurochem Shares at a price per share of C$14.97 and
(iii) on August 21, 2006 Picchio purchased 10,000 Neurochem Shares at a price per share of $C14.88.

     On June 27, 2006 Peter Kruyt made open market purchases of an aggregate of 18,000 Neurochem Shares at an average price of C$12.02 per share. On June 30, 2006, Arnaud Vial made open market purchases of an aggregate of 60,000 Neurochem Shares at an average price of C$12.21 per share. On July 4, 2006, Luc Jobin made open market purchases of an aggregate of 2,000 Neurochem Shares at an average price of C$11.86 per share.

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 12 OF 27 PAGES


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

The following Exhibits are amended and restated in their entirety and attached hereto:

A.   Directors and Executive Officers of Power Corporation of Canada.

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 13 OF 27 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2006

                                        P.P. LUXCO HOLDINGS II S.A.R.L.


                                        By: /s/ Francesco Bellini
                                            ------------------------------------
                                        Name: Dr. Francesco Bellini
                                        Title: Manager


                                        By: /s/ Stephane Hadet
                                            ------------------------------------
                                        Name: Stephane Hadet
                                        Title: Manager

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 14 OF 27 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2006

                                        PICCHIO PHARMA INC.


                                        By: /s/ Francesco Bellini
                                            ------------------------------------
                                        Name: Dr. Francesco Bellini
                                        Title: Chairman and Director

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 15 OF 27 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2006

                                        FMRC FAMILY TRUST


                                        By: /s/ Vernon H. Strang
                                            ------------------------------------
                                        Name: Vernon H. Strang
                                        Title: Trustee

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 16 OF 27 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2006


                                        /s/ John Churchill
                                        ----------------------------------------
                                        JOHN W. CHURCHILL, Trustee

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 17 OF 27 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2006


                                        /s/ Vernon H. Strang
                                        ----------------------------------------
                                        VERNON H. STRANG

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 18 OF 27 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2006


                                        /s/ Francesco Bellini
                                        ----------------------------------------
                                        DR. FRANCESCO BELLINI

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 19 OF 27 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2006

                                        POWER TECHNOLOGY INVESTMENT CORPORATION


                                        By: /s/ Leslie Raenden
                                            ------------------------------------
                                        Name: Leslie Raenden
                                        Title: Executive Vice-President Finance

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 20 OF 27 PAGES


                                  EXHIBIT INDEX

EXHIBIT NAME

A.   Directors and Executive Officers of Power Corporation of Canada.

B. Persons who may be deemed in control of Power Technology Investment Corporation.*

C.   Directors and Executive Officers of the Filing Persons.**********

D. Subscription Agreement by and among Neurochem Inc., P.P. Luxco Holdings II S.A.R.L. and Picchio Pharma Inc., dated July 25, 2002.*

E. Shareholders Agreement by and among Power Investment Technology Corporation, FMRC Family Trust, Picchio Pharmaceuticals Inc. and Dr. Francesco Bellini, as amended, dated December 17, 2001*

F.   Warrant dated July 25, 2002.*

G.   Warrant dated February 18, 2003.*

H.   Joint Filing Agreement.*

I. Memorandum of Agreement between Torquay Consultadoria y Servicios LDA and Power Technology Investment Corporation, dated May 5, 2004, with an effective date of May 6, 2004. **

J. Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of April 30, 2004.**

K. Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of May 27, 2004 up until August 31, 2004.***

L. Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Event Driven Holding Fund Ltd. and Power Tech. ***

M.   Memorandum of Agreement, dated as of May 28, 2004, by and between DKR
     Saturn

----------
*    Previously filed with Schedule 13D on October 3, 2003.

**   Previously filed with Amendment No. 2 to Schedule 13D on May 11, 2004.

***  Previously filed with Amendment No. 3 to Schedule 13D on July 26, 2004.

**** Previously filed with Amendment No. 4 to Schedule 13D on August 2, 2004.

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 21 OF 27 PAGES


     Multi-Strategy Holding Fund Ltd. and Power Tech.***

N. Memorandum of Agreement, dated as of July 22, 2004, by and between Viking Global Equities LP and Power Tech.***

O. Memorandum of Agreement, dated as of July 22, 2004, by and between VGE III Portfolio Ltd. and Power Tech.***

P. Credit Agreement, dated by and between Picchio and National Bank of Canada.****

Q. Pledge Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.****

R. Guarantee Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.****

S.   Commitment Letter, dated February 14, 2005.******

T. Agreement made as of December 1, 2004 by and between the Company and Dr. Bellini.******

U. Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of March 3, 2005.*******

V. Acknowledgement of Debt, made on March 9, 2005, by and between Vern Strang As Trustee of The FMRC Family Trust and 18056 Yukon Inc.*******

W. Underwriting Agreement by and among Neurochem Inc., UBS Securities LLC, CIBC World Markets Corp., Piper Jaffray & Co., Desjardins Securities Inc., Wells Fargo Securities, LLC, BMO Nesbitt Burns Inc., and Fortis Securities LLC (Incorporated by reference to Exhibit 3 to the Company's registration statement on Form F-10 filed with the Securities and Exchange Commission (file no. 333-122965) on March 4, 2005).

X.   Notice of Pledge, dated April 21, 2005, by Luxco to National Bank of Canada
     *******

Y. Credit Agreement, dated January 26, 2006 by and between Piccio and National Bank of Canada.**********

----------
******     Previously filed with Amendment No. 6 to Schedule 13D on
           February 25, 2005.

*******    Previously filed with Amendment No. 7 to Schedule 13D on
           March 9, 2005.

********   Previously filed with Amendment No. 8 to Schedule 13D on
           April 25, 2005.

*********  Previously filed with Amendment No. 9 to Schedule 13D on
           July 25, 2005.

********** Previously filed with Amendment No. 10 to Schedule 13D on
           January 30, 2006

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 22 OF 27 PAGES


Z. Guarantee Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.**********

AA. Pledge Agreement, dated January 26, 3006 by and between Luxco and National Bank of Canada.**********

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 23 OF 27 PAGES


                                                                       Exhibit A

         DIRECTORS AND EXECUTIVE OFFICERS OF POWER CORPORATION OF CANADA

The (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation and (v) principal business address of each of the directors and executive officers of Power Corporation of Canada are listed below.

(i)  Pierre Beaudoin

(ii) Director

(iii) Canada

(iv) President and Chief Operating Officer

(v)  Bombardier Aerospace
     400, chemin de la Cote-Vertu ouest
     Dorval H4S 1Y9

(i)  Laurent Dassault

(ii) Director

(iii) France

(iv) Managing Director, Dassault Investissements

(v)  Dassault Investissements
     9, Rond-Point des Champs-Elysees
     75008 Paris
     France

(i)  Andre Desmarais

(ii) Director and Executive Officer

(iii) Canada

(iv) President and Co-Chief Executive Officer, Power Corp; Chairman, Power Tech

(v)  751 Victoria Square
     Montreal QC H2Y 2J3

(i)  Paul G. Desmarais, P.C., C.C

(ii) Director

(iii) Canada

(iv) Chairman of the Executive Committee, Power Corp.

(v)  Power Corporation of Canada
     751 Victoria Square
     Montreal QC H2Y 2J3

(i)  Paul Desmarais, Jr.

(ii) Director and Executive Officer

(iii) Canada

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 24 OF 27 PAGES


(iv) Chairman and Co-Chief Executive Officer, Power Corp.

(v)  Power Corporation of Canada
     751 Victoria Square
     Montreal QC H2Y 2J3

(i)  Paul Fribourg

(ii) Director

(iii) United States

(iv) Chairman and CEO

(v)  Contigroup Companies Inc.
     277 Park Avenue, 50th Floor
     New York, N.Y. 10172

(i)  Daniel Friedberg

(ii) Executive Officer

(iii) Canada

(iv) Vice-President, Power Corp.

(v)  Power Corporation of Canada
     751 Victoria Square
     Montreal QC H2Y 2J3

(i)  Anthony R. Graham

(ii) Director

(iii) Canada

(iv) President, Wittington Investments, Limited

(v)  Wittington Investments, Limited
     22 St. Clair Avenue East
     Suite 2001
     Toronto, ON M4T 2S7

(i)  Robert Gratton

(ii) Director

(iii) Canada

(iv) Chairman, Power Financial Corporation

(v)  Power Financial Corporation
     751 Victoria Square
     Montreal QC H2Y 2J3

(i)  Luc Jobin

(ii) Executive Officer

(iii) Canada

(iv) Executive Vice President, Power Corp.

(v)  Power Corporation of Canada
     751 Victoria Square
     Montreal QC H2Y 2J3

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 25 OF 27 PAGES


(i)  Edward Johnson

(ii) Executive Officer

(iii) Canada

(iv) Senior Vice-President, General Counsel and Secretary, Power Corp.

(v)  Power Corporation of Canada
     751 Victoria Square
     Montreal QC H2Y 2J3

(i)  Peter Kruyt

(ii) Executive Officer

(iii) Canada

(iv) Vice-President, Power Corp.; President and CEO, Power Tech

(v)  751 Victoria Square
     Montreal QC H2Y 2J3

(i)  Stephane Lemay

(ii) Executive Officer

(iii) Canada

(iv) Vice-President and Assistant General Counsel, Power Corp.

(iv) Power Corporation of Canada
     751 Victoria Square
     Montreal QC H2Y 2J3

(i)  Denis Le Vasseur

(ii) Executive Officer

(iii) Canada

(iv) Vice-President and Controller, Power Corp.

(iv) Power Corporation of Canada
     751 Victoria Square
     Montreal QC H2Y 2J3

(i)  The Right Honourable Donald F. Mazankowski

(ii) Director

(iii) Canada

(iv) Company Director, Business Consultant

(v)  80 Nottingham Inlet
     Sherwood Park, Alberta
     T8A 6N2

(i)  Isabelle Morin

(ii) Executive Officer

(iii) Canada

(iv) Treasurer, Power Corp.

(v)  751 Victoria Square
     Montreal QC H2Y 2J3

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 26 OF 27 PAGES


(i)  Jerry E.A. Nickerson

(ii) Director

(iii) Canada

(iv) Chairman of the Board, H.B. Nickerson & Sons Limited

(v)  H.B. Nickerson & Sons Limited
     255 Commercial Street
     P.O. Box 130
     North Sydney, Nova Scotia
     B2A 1B9

(i)  Dr. James R. Nininger

(ii) Director

(iii) Canada

(iv) Company Director

(v)  17 Dow's Lake Road
     Ottawa ON K1S 4L1

(i)  R. Jeffrey Orr

(ii) Director

(iii) Canada

(iv) President and CEO, Power Financial Corporation

(v)  Power Financial Corporation
     751 Victoria Square
     Montreal QC H2Y 2J3

(i)  Robert Parizeau

(ii) Director

(iii) Canada

(iv) Chairman, Aon Parizeau Inc.

(v)  Aon Parizeau Inc.
     700, de la Gauchetier Street West
     Suite 1600
     Montreal, QC H3B 0A4

(i)  Michel Plessis-Belair

(ii) Director and Executive Officer

(iii) Canada

(iv) Vice-Chairman and Chief Financial Officer, Power Corp.

(v)  751 Victoria Square
     Montreal QC H2Y 2J3

(i)  John A. Rae

(ii) Director and Executive Officer

(iii) Canada

(iv) Exec. VP, Office of the Chairman of the Exec. Committee, Power Corp.

(v)  Power Corporation of Canada

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 27 OF 27 PAGES


     751 Victoria Square
     Montreal QC H2Y 2J3

(i)  Luc Reny

(ii) Executive Officer

(iii) Canada

(iv) Vice-President, Power Corp.

(iv) Power Corporation of Canada
     751 Victoria Square
     Montreal QC H2Y 2J3

(i)  Amaury de Seze

(ii) Director

(iii) France

(iv) Chairman and CEO, P.A.I. Partners

(v)  P.A.I. Partners
     43, avenue de l'Opera
     75002 Paris, France

(i)  Dr. Emoke J.E. Szathmary

(ii) Director

(iii) Canada

(iv) President and Vice-Chancellor, University of Manitoba

(v)  University of Manitoba
     202 Administration Building
     Winnipeg, Manitoba
     R3T 2N2

(i)  Gerard Veilleux

(ii) Executive Officer

(iii) Canada

(iv) Vice-President, Power Corp.
     Power Corporation of Canada
     751 Victoria Square
     Montreal QC H2Y 2J3

(i)  Arnaud Vial

(ii) Executive Officer

(iii) Canada and France

(iv) Senior Vice-President, Finance, Power Corp.

(v)  Power Corporation of Canada
     751 Victoria Square
     Montreal QC H2Y 2J3